Mail Stop 6010									June 23,
2005

Ms. Dongdong Lin
Chief Executive Officer
6 Youpeng Road
Qufu, Shandong, China

Re:	Sunwin International Neutraceuticals, Inc.
	Registration Statement on Form SB-2
      Filed May 27, 2005
	File Number 333-125300

 Dear Ms. Lin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please file your remaining exhibits as soon as possible.
Please
note that we may issue comments on those exhibits once they are filed.
2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
3. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Form SB-2
Risk Factors, p. 4
General
4. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, in the disclosure on page 6 in "We may not have sufficient protection...," you have provided rather generic disclosure regarding potential infringement of your intellectual property. Instead, you should expand and customize the risk factor to disclose whether there are any facts or circumstances that would lead you to believe that another party may infringe upon your intellectual property rights. Furthermore, you should disclose whether you have had any problems in the past with infringement.

Please review all of your risk factors to ensure that your
disclosure
is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.
5. In addition, for each risk factor, make sure that the risk posed
to investors is clearly explained. As one example only, in the intellectual property risk factor on page 6 that is referenced in the comment above, you refer to the possibility that unauthorized use could "adversely affect our business and operations..." Instead of referring to generic consequences for the risk, you should be more explicit and specific in describing the actual harm that would come to the company from third party infringement.  Please review all your
risk factors to ensure that you have specifically delineated potential harms.
6. Please consider adding risk factors relating to the following:
? Product or manufacturing defects or other matters that could lead
to litigation;
?	Competition in the market place;
?	Market acceptance of your manufacturing services;
?	Regulation of manufacturers;
? Difficulties in commercialization;
? The FDA`s label that stevioside is unsafe;
?	Risks associated with developing new business;
? Reliance on key personnel;
? Risks associated with growth management; and
?	Any other material risks facing the company.






We are materially reliant..., p. 5
We cannot assure you that the current Chinese policies, p.5
Even if the Chinese government continues its policies, p. 5
We are subject to risks associated with the conversion, p. 5
7. Please revise the disclosures so that they more specifically describe the risks posed. As one example only, in the risk factor relating to Chinese policies, instead of referring to reform and Chinese policy generally, you should specifically describe any current reforms that have benefited the company, explain that such reforms could be reversed and explain the material harm that could come to the company as a result. As another example, in the risk factor relating to currency risk, instead of referring to currency risk generically, you should disclose whether you have faced any situations in the past that would have brought these risks to fruition. You should also disclose any facts or circumstances that might suggest that these risks may be forthcoming.

Please review each of these four risk factors to disclose your history with the factors and to more specifically disclose the precise risks each poses or may pose to investors in the company.

"We cannot assure you that the current Chinese policies...," p. 5
8. Please be more specific in describing the risks posed to investors in the company associated with this risk factor.

Management`s Discussion and Analysis or Plan of Operation
Critical Accounting Policies, page 13

9. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. Please tell us the nature and significance of your estimates of items that reduce your gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances.

Liquidity and Capital Resources, page 17

10. Your analysis of cash flow activities merely recites information presented in the consolidated statements of cash flows. Please revise the discussion to explain the significant variations in the line items between the periods presented. See the SEC`s guidance regarding management`s discussion and analysis of financial condition and results of operations (Release No. 33-8350).

11. In accordance with item 303(b)(1)(i) of Regulation S-B, please disclose the impact that the current loans payable will have on your liquidity.


Business-Our Company, p.18
12. We note that you have defined your use of the PRC to mean the Peoples Republic of China. Please include the definition the first time you use the term PRC.
13. Throughout this section, you include numerous statistics and figures in support of your disclosure. If the data you are using is from third-party sources, please cite the sources in the disclosure with the data. If the figures come from your own estimates, disclose this fact and explain how you made the estimate.
14. For each agreement with wholesalers that represents a material portion of your business, you should provide a description of the agreement in the Business section with a summary of material terms, including term and termination provisions. You should also file the agreements as exhibits to the filing.

Certain Relationships and Related Transactions, p. 40
15. We note your advancement of funds to related parties for future
purchases and services.  Please provide additional information as to
the timing of these advances relative to the actual purchase of the
equipment and construction services.  Are the funds escrowed by the
related parties prior to the purchase of equipment or services?
What
is the time interval between your advances to the related party
and
the actual purchase and payment of the equipment and construction services? What is the time interval between the payment for the equipment and construction services and the actual receipt of the equipment and services? Do the related parties pay you interest on the advances made to them?
16. Please expand the discussion to provide a breakdown of the amount
of the advances allocated to purchases of equipment, the nature
and
anticipated delivery date of the equipment, and the amount
allocated
to future construction costs.   Why is the amount of this
receivable
increasing? Do you anticipate the amount to increase and why? In this regard we note your discussion on page 17 concerning the amount and source of funding for planned expansion.
17. Please file any material agreements with related parties as exhibits to the registration statement.

Exhibits
18. Please file a list of your subsidiaries as requested by Item
601(21) of Regulation S-B.

Financial Statements
Consolidated Balance Sheet, page F-2

19. Please tell us the nature of the advances from customers and include an accounting policy in the financial statements.

Consolidated Statements of Operations, page F-3

20. Please retroactively restate the weighted common shares outstanding giving effect to the recapitalization and revise net income per share.

Consolidated Statements of Stockholders` Equity, page F-4

21. Please tell us why retained earnings is debited for $95,000 in the share exchange agreement transaction. Please cite the authoritative literature you used to support your accounting treatment.

Note 4 - Related Party Transactions, page F-12

22. Please disclose a description of your related party transactions.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz or 202-551-3648 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	James Schneider
   	Schneider Weinberger & Beilly
   	2200 Corporate Blvd., NW
   	Suite 210
   	Boca Raton, Florida 33431






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